UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended March 2026

Commission File Number: 001-42907

Charming Medical Limited

(Translation of registrant’s name into English)

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Charming Medical Limited (the “Company”) is hereby furnishing this Report on Form 6-K to provide its unaudited interim financial results for the six months ended September 30, 2025, which is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2025 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: March 31, 2026	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and
Chairman of the Board

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